Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: September 3, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Item Number	Description

1.
Notice to Shareholders regarding withdrawal rights in connection with the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and of Telemig Celular Participações S.A. into Vivo Participações S.A.

Item 1

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE TO THE MARKET

1. Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as the “Companies”), announce that, in light of the expiration of the withdrawal period on August 28, 2009 for each of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Part. (together, the “Corporate Restructuring”), the Companies will not reconsider the resolutions passed at the Extraordinary Shareholders’ Meetings of the Companies held on July 27, 2009, which approved the Corporate Restructuring. Therefore, as the Corporate Restructuring will proceed, the payment to the shareholders that exercised the withdrawal right will be made as of September 08, 2009 as described in item 4 herein below.

2. We also announce that the shareholders of TC and TCP approved the Corporate Restructuring and are entitled to fractional shares of Vivo Part., as a result of the exchange ratio, will be paid their pro rata portion of the proceeds of the sale of the aggregate fractional shares at market prices, net of certain fees and expenses, accrued in auction (or auctions, as the case may be), to be held at BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros beginning on September 24, 2009. The payment referenced herein to the shareholders will be made up to 5 (five) business days from the last auction, which date will be timely disclosed. For the purposes discussed herein, as disclosed in the notice of material fact dated as of May 29, 2009 (“Notice of Material Fact”), the exchange ratio of shares approved was as follows: TC/TCP Ratio: for each common or preferred share of TC, 17.40 shares of TCP of the respective class were issued, and (ii) TCP/Vivo Part. Ratio: for each common or preferred share of TCP, 1.37 shares of Vivo Part. of the respective class were issued.

3. To the shareholders that exercised their withdrawal right, we remind you that, as disclosed by Notice of Material Fact, the amounts of the reimbursement to be paid to the holders of common and preferred shares of TC and TCP, and of common shares of Vivo Part., are the following: (i) the amount of the net equity of TC is R$ 481.608590530 per share; (ii) the amount of the net worth of TCP is 47.291641089 per share; and (iii) the amount of the net worth of Vivo Part. is R$22.483097320 per share. Referring to the holders of common and preferred shares of TCP that dissented from the Corporate Restructuring, they could choose during the term for the exercise of the right of withdrawal between the amount of reimbursement obtained based on the net worth of the Company or the net worth at market prices. For the purposes of the above, we inform you that the amount of reimbursement of shares of TCP was calculated based on the net worth at the March 31, 2009 market price is R$ 33.369841195.

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

4. The amounts owed to the shareholders that exercised the withdrawal right, as well as the amounts obtained with the sale of shares resulting from the grouped fractions, in auction (or auctions) as described above will be paid as follows:

(a)	The shareholders shall attend to the Agency of Banco Real chosen at their own discretion to receive the respective amounts;

(b)
The amount that the shareholders are entitled to which shares are deposited at BM&FBOVESPA shall be credited directly to such company, which will be responsible for transferring such amount to the shareholders through the Custody Agents; and

(c)
The amount to be paid to the shareholders whose shares are blocked or the records are not updated will be at the disposal of the respective shareholder at Banco Real for payment, exclusively by presentation of the information of unblocking comprobation or identification, as the case may be.

Additional clarifications regarding the reimbursement amount can be obtained in any agency of Banco Real, depositary financial institution of shares issued by Vivo Part., as well as in Vivo Part., in the telephone number (+55 11) 7420-1172 in the Investors Relations Office.

São Paulo, September 03, 2009.

Cristiane Barretto Sales
Investor Relations’ Officer
Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

Notice: the investors of American Depositary Shares of Vivo Part. and of TCP and the U.S. holders of common and preferred shares of Vivo Part., TCP and TC are highly recommended to read the Prospectus, dated as of July 20, 2009, relating to the Corporate Restructuring described above, as it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by Vivo Part. and TCP with the SEC at the SEC’s website at www.sec.gov.  A copy of the Prospectus may also be obtained for free from Vivo Part. and TCP.